Mail Stop 4561

December 18, 2007

Stephen Swad
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **RE:** **Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed August 16, 2007**
> **Form 10-Q for Quarterly Period Ended September 30, 2007**
> **Filed November 9, 2007**
> **File No. 000-50231**

Dear Mr. Swad,

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Item 1. Business

Single-Family Credit Guaranty, page 6

1.   You disclose on page 7 that lenders repurchase loans from the pools when the loans do not conform to the representations made by the lenders. Please revise your future filings to quantify the amount of repurchases for the periods presented and to disclose the how these repurchases affect your guarantee accounting and your estimate of your allowance for loan losses. Specifically disclose how this activity affects the estimate of your guarantee obligation and the reserve for guaranty losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 21: Non-GAAP Supplemental Consolidated Fair Value Balance Sheets, page 90

2.   You disclose in footnote 5 that your non-gaap consolidated fair value balance sheets also include the estimated guaranty assets and obligations related to mortgage loans held in your portfolio. Based on other disclosure throughout the filing, it was our understanding that you provide guarantees only to trusts in connection with your securitization activities. Please revise your future filings to clarify how and why you guarantee a mortgage loan that has not be securitized or has been repurchased, what the fair value adjustment represents and how fair value is calculated.

Executive Compensation, page 175

3.   Revise your disclosure in future filings to describe the instructions given to and the engagement of Johnson Associates and Selmer Brossey. For example, please discuss any input that Selmer Brossey has on reports presented to the Compensation committee. Please refer to Item 407(e)(i) of Regulation S-K.

4.   Please revise your disclosure regarding the manner in which the Committee determines the amount of incentive compensation, both short term and long term. Your disclosure on page 177 through 179 indicates that the named executives are compensated based upon performance to quantitative and qualitative goals. However, the following disclosure on page 178 appears to focus on qualitative results and subjective analysis by the Committee. Please clarify how performance is measured for all material elements of incentive compensation. If the Committee evaluates compensation based upon any pre-determined performance targets, please disclose those targets and analyze the executives' performance with regard to those targets. Finally, since you present the Committee's evaluation for the named executives as a group, please discuss any instances where the Committee's analysis differs materially with regard to any of the executives. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v-vi) of Regulation S-K.

Grants of Plan Based Awards, page 185

5.   It appears that your non-equity incentive plan has both a threshold and maximum award amount, given that the Committee can award between 75% and 125% of the target. Please include these amounts in columns (c) and (e) to the table in future periods. Please refer to Item 402(d)(2)(iii) of Regulation S-K.

6.   Please advise the staff how you determined that the disclosure required by Item 402(d)(2)(vii) is not required.

Financial Statements

Consolidated Balance Sheet, page F-3

7.   Please revise your future filings to disclose the nature and business purpose of your advances to lenders in a footnote and elsewhere in your document as appropriate.

Consolidated Statements of Cash Flow, page F-5

8.   You report a significant amount of cash outflows in the investing section of your statement of cash flows related to advances to lenders. For purposes of greater transparency, please revise your future annual and interim filings to disclose where cash inflows are presented related to this activity, and how it relates to certain of your non-cash activity as appropriate.

9.   You report a significant amount of cash outflows in the operating section of your statement of cash flows related to purchases of loans held for sale without an offsetting amount of cash inflows or a corresponding increase in the balance of loans held for sale. With view toward increased transparency, please revise the footnotes in your future annual and interim filings to provide a reconciliation of the changes in loans held for sale to the amounts presented in the statement of cash flows for all periods presented, including how it relates to your non-cash line items if appropriate.

Note 1. Summary of Significant Accounting Policies

Mortgage Loans

Loans Held for Sale, page F-12

10.   Please revise your future filings to explain how you determine which loans you intend to sell or securitize and which loans you intend to hold for investment.

Disclose the reasons and triggers for loan transfers between the two classifications. Additional related information is available in Section II.Q.4 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

Loans Purchased or Eligible to be Purchased from Trusts, page F-15

11. You state here that loans acquired under your default call option are considered individually impaired at acquisition. Please confirm to us whether you consider all loans you purchase under your default call option or for which you are required to purchase under the terms of your guarantee since January 1, 2005 are scoped into the guidance of SOP 03-3.

12. It appears that all loans you repurchase under your default call option or for which repurchase is required under the terms of your guarantee are at least four months delinquent at the time you acquire them. Please revise your future filings to address the following:

   a. Please confirm whether this is true. If so, please revise your future filings to more clearly explain how you apply your nonaccrual policy to these acquired loans.

   b. Please revise to clearly state, if true, that all acquired loans are on nonaccrual status at acquisition.

   c. Clearly describe the nature of any loans that are not on nonaccrual status at acquisition.

   d. Clearly describe how loans that are initially placed on nonaccrual status are returned to accrual status.

Note 3. Mortgage Loans, page F-32

13. For loans accounted for in accordance with SOP 03-3, please revise your future filings to describe how prepayments are considered in the determination of contractual cash flows and cash flows expected to be collected. Refer to paragraph 14 of SOP 03-3.

Note 19. Fair Value of Financial Instruments, page F-80

14. Please tell us why the estimated fair value of your mortgage loans held for sale is less than the carrying amount, considering that you report them at the lower of cost or market. Please provide us with and disclose in future filings a description

of how you determine fair value for purposes of SFAS 107 compared to how you determine fair value for reporting at the lower of cost or market.

Form 10-Q for the Quarterly period ended September 30, 2007

General

15.   In future filings, please revise to reclassify the amount of trust management income reported in interest income in prior periods to conform to the current period presentation. Otherwise, tell us how you determined this was not appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Losses on Certain Guaranty Contract, page 17

16.   Your example of how losses recorded at inception on certain guaranty contracts affect earnings over time is helpful. However, for purposes of greater transparency, please revise this presentation in future filings to discuss how actual credit losses related to your guarantees are recorded and the extent to which they are expected to offset the guaranty fee income on the contract. Specifically discuss the extent to which a loss at the inception of a guaranty contract reflects the likelihood of credit losses on that contract. Consider expanding the example or adding additional examples to portray a guaranty contract on which you are required or choose to repurchase the mortgage and which results in credit losses. Accordingly, the expanded example would address recording amounts in the Reserve for guaranty losses, the upfront loss at the repurchase of the loan when applying SOP 03-3, and the credit loss recorded in your Allowance for loan losses.

Credit-Related Expenses, page 23

17.   You disclose that you have the option to purchase loans from a MBS trust, at par plus accrued interest, after required payments have not been made in full for four consecutive months.   You also disclose in your 10-K that you purchase these loans when the cost of advancing interest to the MBS trust at the security coupon rate exceeds the cost of holding the nonperforming loan in your mortgage portfolio. Please address the following in your future filings:

    a. Please revise to disclose how you determine the comparative cost of holding the nonperforming loan in your mortgage portfolio.

b. Please revise to disclose if there are any other factors that you consider when you determine whether to purchase a loan from an MBS trust.

c. Please revise to disclose, for each of the periods presented, the number and dollar amount of loans purchased as a percentage of loans for which you had the option to repurchase.

d. Please revise to disclose the expected effects on your current and future financial results if you purchase a loan as compared to if you do not purchase the loan. Specifically discuss the comparative timing of when you record a loss and the effect of future interest payments on interest income.

e. You also disclose that you are required by your MBS trust agreement to purchase loans from an MBS trust when specified predetermined triggers are met. Please revise to disclose these triggers.

f. For each of the periods presented, please revise to separately disclose the amount of loans purchased from a MBS trust that were purchased at your option and the amount that were required to be purchased.

18. We note you record a loss when the purchase price you pay to purchase delinquent loans from Fannie Mae MBS trusts exceeds the fair value of the loan at the time of purchase in accordance with SOP 03-3 and losses totaled $805 million for the nine months ended September 30, 2007. You also disclose that the majority of the loans you purchase from MBS trusts cure or pay off. Please address the following:

a. Please tell us the key factors you consider as well as how you consider them to determine if <u>each individual loan</u> purchased from a MBS trust is in the scope of SOP 03-3.   Refer to paragraph .03 and related footnote 2. Please confirm that you make this determination on an individual loan basis.

b. Please tell us how you consider and the key factors you consider to determine whether it is <u>probable</u>, at acquisition, that you will be unable to collect all contractually required payments for each individual loan. Specifically tell us how each of the following factors impact your determination:

1. the fact that you believe a majority of the loans you purchase from MBS trusts will cure or pay off, and

2. the fact that the fair value of the loan is less than the purchase price of the loan.

    c.   In future filings, clearly revise to describe how the nonaccrual status affects the accretion recorded under SOP 03-3. Discuss how being on nonaccrual status affects the timing of your accounting under SOP 03-3, particularly as it applies to loans which resulted in you recording an initial loss under SOP 03-3 representing the difference between the amount paid and the fair value of the loan.

    d.   Disclose in future filings how you determine when to return a repurchased loan to accrual status and what information is used. Discuss the typical timing of returning the loan to accrual status. Explain the extent to which you use market versus internal estimates for these purposes.

    e.   To the extent you use market estimates in lieu of your internal estimates to determine the amount of an initial loss on acquisition of a loan, but then immediately or soon thereafter return the loan to accrual status based on your internal estimates, please tell us how you determined that was consistent and appropriate.

    f.   Please disclose in future filings how you determine the fair value of the loan at the time of purchase. Based on information provided in the investor/analyst conference call on November 15, 2007, it appears that you calculate fair value using the lower of the market estimate of loss and your internal estimates of loss. Discuss the apparent reasons for the disparity between the market estimate for loss and your internal estimates of loss, and discuss the trends experienced in this area.

    g.   Tell us how you expect the implementation of SFAS 157 and related changes to the definition of fair value to affect your determination of initial losses for purposes of applying SOP 03-3.

    h.   In future filings, please clearly disclose in your annual and interim footnotes how you determine the market estimate of loss. We note that in the 2007 Q1-Q3 10-Q Investor Summary you disclose that fair value is based upon an assessment of what a third party would pay for such seriously delinquent loans, given current market conditions. Current market prices reflect wide credit spreads for a variety of reasons including diminished market liquidity, a high credit risk premium, constrained industry servicing capacity, and higher expected credit losses.

    i.   Please revise your future filings to disclose how you determine the cash flows expected to be collected at acquisition that is used to determine the accretable yield.

       j.   Due to the materiality of loans accounted for under SOP 03-3, we believe you should present the information presented on page F-34 in your 2006 10-K in interim reports as well. Please revise your future filings accordingly.

       k.   Please revise your future filings to disclose how you account for loans modified in a troubled debt restructuring

19.   Please revise your future filings to discuss the extent to which you update your internal models for estimating cash flows expected from a loan. Identify how often you update these models and how these models take into account your increased delinquency rates. For each period presented, revise your future filings to quantify the percentage of loans acquired during the period that you expect to "cure or pay off." Tell those percentages for each of the last 15 quarters.

20.   Please address the following regarding your repurchased loans:

- Tell us whether you are able to and the extent to which you do identify an amount of the Guarantee Obligation and/or the Reserve for Guaranty Losses that directly relates to a specific loan that is repurchased.

- Tell us whether you make any adjustments to the Guarantee Obligation or the Reserve for Guaranty Losses when loans are repurchased from the securitization trusts.

- Tell us whether you adjust the amount of your initial investment in a loan for the amount of Guarantee Asset, Guarantee Obligation or Reserve for Guaranty Losses attributable to the repurchased loan for purposes of applying SOP 03-3, including for the calculation of an initial loss upon repurchase. Tell us how you determined your approach was appropriate under the guidance of SOP 03-3. In your response, specifically address how you applied the definition of "Initial Investment" in the glossary of SOP 03-3.

<u>Table 26: Credit Loss Performance, page 55</u>

21.   Please revise to more clearly disclose the reasons you believe your presentation of adjusted credit losses provides useful information to investors. Clearly disclose any limitations on the usefulness of this measure.

22.   Your disclosures in the September 30, 2007 Form 10-Q continue on to state "As of the date of this filing, we believe our credit loss ratio for 2007 will remain within our normal historical average range of 4 to 6 basis points. In certain

periods, we expect our credit loss ratio is likely to move outside of this historical average range, primarily due to market conditions and the risk profile of our mortgage credit book of business. We expect that, in 2008, our credit loss ratio will increase above our normal historical average range of 4 to 6 basis points."

a. Tell us what your credit loss ratio would have been for the three and nine month periods ended September 30, 2007 and 2006 under the unadjusted methodology used to calculate that ratio for your 2006 Form 10-K.

b. It appears that credit loss ratio under the former methodology would have been much higher for the three and nine months ended September 30, 2007 than the historical average of 4 to 6 basis points. If so, tell us how you determined it was appropriate to refer to your historical average range of the credit loss ratio without adjusting it to reflect your current methodology.

c. Further, tell us how you determined that it is appropriate to state that you are still within the normal historical average range of 4 to 6 basis points if your ratio would be significantly in excess of 4 to 6 basis points under your former methodology of calculating the ratio.

Condensed Consolidated Financial Statements

Note 5. Investments in Securities, page 74

23. Based on the significance of your investment portfolio combined with recent market trends you have experienced in that area, in future interim filings, please revise to disclose the amount of underwater securities by type. Please provide disclosure similar to those required by paragraph 17a of FASB Staff Position Nos. FAS 115-1 and FAS 124-1, as amended, showing the amount of underwater securities that have been in an unrealized loss position for greater than twelve months.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Windsor, Special Counsel, at (202) 551-3419 or me at (202) 551-3775 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director